As filed with the Securities and Exchange Commission on November 26, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

XEROX CORPORATION

(Exact name of registrant as specified in its charter)

New York	16-0468020
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

45 Glover Avenue

Norwalk, Connecticut 06856

(203) 968-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Don H. Liu, Esq.

Secretary

Xerox Corporation

45 Glover Avenue

Norwalk, Connecticut 06856

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $1 par value per share	1,800,000	(1)		(1)

(1)	The registrant is including in this registration statement 1,800,000 securities (900,000 securities pre-stock split adjusted) covered by the registrant’s previous Registration Statement on Form S-3 (File No. 333-02187) that remain unsold as of the date hereof. Filing fees in the amount of $14,819 were previously paid in respect of such unsold securities. Pursuant to Rule 415(a)(6), such previously paid filing fees will continue to be applied to such unsold securities, and the offering of securities under the previous registration statement will be deemed terminated as of the date of effectiveness of this registration statement.

Prospectus

XEROX CORPORATION

1,800,000 Shares of Common Stock

(par value $1.00 per share)

The shares of Common Stock, par value $1.00 per share (“Common Stock”), of Xerox Corporation (“Xerox” or the “Company”) offered hereby will be offered from time to time to Xerox Canada Inc. (“XCI”), a majority-owned subsidiary of the Company, in transactions at a price equal to the market price of Common Stock on the New York Stock Exchange at the close of trading on the day of sale. The shares of Common Stock sold to XCI will be used by XCI to satisfy an exchange privilege under the terms of its Non-Voting Exchangeable Class B Shares.

Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the trading symbol “XRX.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 26, 2008.

XEROX CORPORATION

Xerox is a $17.2 billion technology and services enterprise and a leader in the global document market. We develop, manufacture, market, service and finance a complete range of document equipment, software, solutions and services. We operate in over 160 countries worldwide. We sell our products and solutions directly to customers through our worldwide sales force and through a network of independent agents, dealers, value-added resellers and systems integrators.

Xerox is a New York corporation and our principal executive offices are located at 45 Glover Avenue, Norwalk, Connecticut 06856. Our telephone number is (203)  968-3000.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends of Xerox for the periods indicated.

	Nine months ended September 30,		Year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges(1)	(2)	2.94	3.15	2.34	2.39	2.26	1.48
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	(2)	2.94	3.15	2.18	2.08	1.99	1.35

(1)	Refer to Exhibit 12 of each of our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 for the computation of these ratios.

(2)	Earnings for the nine months ended September 30, 2008 were inadequate to cover fixed charges by $11.

THE SECURITIES WE MAY OFFER

This prospectus is part of a registration statement. Under the registration statement, we may offer from time to time Common Stock.

USE OF PROCEEDS

The net proceeds from the sale of the shares of Common Stock offered hereby will be added to the general funds of the Company and will be used for general corporate purposes. The amount of such net proceeds cannot be determined at this time, since it will depend upon the market price of the shares of Common Stock at the time the shares of Common Stock covered hereby are sold to XCI.

PLAN OF DISTRIBUTION

On November 15, 1989, the shareholders of XCI approved an amendment to the Articles of XCI whereby the conditions of its Common Shares would be amended to redesignate such shares as Non-Voting Exchangeable Class B Shares (“XCI Exchangeable Shares”) and to entitle the holders thereof to elect to exchange such shares for shares of Xerox Common Stock at the exchange rate of one XCI Exchangeable Share for two shares of Xerox Common Stock, as adjusted for any subdivision, reduction, combination or consolidation thereof (the “Exchangeable Share Proposal”).

The Xerox Board of Directors has authorized the proper officers of Xerox to from time to time issue and deliver to XCI, in connection with the Exchangeable Share Proposal, shares of Common Stock not to exceed a total of three million shares, as adjusted for any subdivision, reduction, combination, consolidation thereof, for a cash consideration equal to the then current market price, but not less than the par value of such shares. XCI may purchase such shares of Common Stock from Xerox to satisfy requests for exchange of XCI Exchangeable Shares for shares of Common Stock. This Prospectus relates to such shares of Common Stock.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Xerox has filed with the SEC utilizing a registration process. Under this registration process, we may, from time to time over approximately the next three years, sell the securities described in this prospectus in one or more offerings. References to “we,” “our,” or “us” refer to Xerox and consolidated subsidiaries unless the context specifically requires otherwise.

You should rely only on the information provided in this prospectus and in any prospectus supplement including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of the documents.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. See “Incorporation of Certain Documents By Reference.”

MARKET SHARE, RANKING AND OTHER DATA

The market share, ranking and other data contained or incorporated by reference in this prospectus are based either on management’s own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC file number is 1-4471. You can read and copy this information at the following location of the SEC:

Public Reference Room

100 F Street, N.E.

Room 1024

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

This prospectus, which forms part of the registration statement, does not contain all of the information that is included in the registration statement. You will find additional information about our company in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we subsequently file will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until our offering is completed:

1. Annual Report on Form 10-K for the year ended December 31, 2007 (filed February 16, 2008);

2. Quarterly Reports on Form 10-Q for quarters ended March 31, 2008 (filed April 25, 2008), June 30, 2008 (filed July 31, 2008) and September 30, 2008 (filed October 27, 2008);

3. Current Reports on Form 8-K dated March 27, 2008, April 23, 2008, April 28, 2008 and July 10, 2008;

4. Description of Xerox’s common stock, contained in Amendment No. 5 to Form 8-A filed with the SEC on February 8, 2000.

You may request a copy of any filing referred to above (including any exhibits that are specifically incorporated by reference), at no cost, by contacting Xerox at the following address or telephone number:

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856

(203) 968-3000

VALIDITY OF THE SECURITIES

The validity of the securities will be passed upon for Xerox by Don H. Liu, General Counsel of the Company.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in the prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesman or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offer contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of its agents. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses Of Issuance And Distribution.

All expenses in connection with the issuance and distribution of the securities being registered will be paid by the Xerox Corporation (the “Registrant”). The following is an itemized statement of these expenses (all amounts are estimated):

Registration Fee	$(1)
Accounting fees and expenses	20,000
Miscellaneous	5,000

Total	$25,000

(1)	The registrant is including in this registration statement 1,800,000 securities (900,000 securities pre-stock split adjusted) covered by the registrant’s previous Registration Statement on Form S-3 (File No. 333-02187) that remain unsold as of the date hereof. Filing fees in the amount of $14,819 were previously paid in respect of such unsold securities. Pursuant to Rule 415(a)(6), such previously paid filing fees will continue to be applied to such unsold securities, and the offering of securities under the previous registration statement will be deemed terminated as of the date of effectiveness of this registration statement.

Item 15.	Indemnification Of Directors And Officers.

The Registrant, a New York corporation, is empowered by Sections 721-726 of the New York Business Corporation Law, subject to the procedures and limitations therein, to indemnify and hold harmless any director or officer or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its Certificate of Incorporation or By-laws.

The Registrant’s Certificate of Incorporation does not contain indemnification provisions. Article VIII of the By-laws of Registrant requires the Registrant to indemnify any person made or threatened to be made a party in any civil or criminal action or proceeding, including an action or proceeding by or in the right of the Registrant to procure a judgment in its favor or by or in the right of any other Corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Registrant served in any capacity at the request of the Registrant, by reason of the fact that he, his testator or intestate is or was a director or officer of the Registrant or serves or served such other Corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be required with respect to any settlement unless the company shall have given its prior approval thereto.

Item 16.	Exhibits.

(4)(a)(1)	—	Restated Certificate of Incorporation of Xerox Corporation filed with the Department of State of New York on November 7, 2003, as amended by Certificate of Amendment to Certificate of Incorporation filed with the Department of State of New York on August 19, 2004, Certificate of Change filed with the Department of State of New York on October 31, 2007 and Certificate of Amendment to Certificate of Incorporation filed with the Department of State of New York on May 29, 2008. Incorporated by reference to Exhibit 3(a) to Registrant’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2008.

(4)(a)(2)	—	By-Laws of Xerox Corporation, as amended through May 22, 2008. Incorporated by reference to Exhibit 3(b) to Registrant’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2008.

(5)(a)	—	Opinion of Don H. Liu, Esq., as to the legality of the Common Stock.*

(12)	—	Computation of Ratio of Earnings to Fixed Charges. Incorporated by reference to Exhibit 12 to Xerox Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and to Exhibit 12 to Xerox Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

(23)(a)(1)	—	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.*

(23)(b)(1)	—	Consent of Don H. Liu (see Exhibit 5(a)).

(24)(a)	—	Certified Resolutions of the Board of Directors of Xerox Corporation.*

(24)(b)	—	Powers of Attorney for Xerox Corporation.*

*	Filed herewith

Item 17.	UNDERTAKINGS.

The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales of the securities registered hereby are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that clauses (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Norwalk, State of Connecticut on the 26th day of November, 2008.

XEROX CORPORATION

By:	/S/ ANNE M. MULCAHY*
Anne M. Mulcahy Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 26th day of November, 2008.

Name	Capacities

/S/ ANNE M. MULCAHY* Anne M. Mulcahy	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

/S/ LAWRENCE A. ZIMMERMAN* Lawrence A. Zimmerman	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ GARY R. KABURECK* Gary R. Kabureck	Vice President and Chief Accounting Officer (Principal Accounting Officer)

/S/ GLENN A. BRITT* Glenn A. Britt	Director

/S/ URSULA M. BURNS* Ursula M. Burns	Director

/S/ RICHARD J. HARRINGTON* Richard J. Harrington	Director

/S/ WILLIAM CURT HUNTER* William Curt Hunter	Director

/S/ VERNON E. JORDAN, JR.* Vernon E. Jordan, Jr.	Director

/S/ ROBERT A. MCDONALD* Robert A. McDonald	Director

/S/ N. J. NICHOLAS, JR.* N. J. Nicholas, Jr.	Director

Name	Capacities

/S/ CHARLES O. PRINCE* Charles O. Prince	Director

/S/ ANN N. REESE* Ann N. Reese	Director

/S/ MARY AGNES WILDEROTTER* Mary Agnes Wilderotter	Director

*By:	/S/ DON H. LIU
Don H. Liu Attorney in Fact

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